2023 REPORT

PowerPanel

Dear investors,

PowerPanel's product offerings have consistently received positive reception among high-energy users, particularly in southern states and US territories, where electricity rates are among the highest. The team has developed operational, manufacturing, and sales efficiencies throughout 2023, and is optimistic that 2024 will be a year where sales catch up with expectations. Through various partnerships developed, sales channels opened, and governmental incentive programs utilized, we look forward to 2024 being a year with positive growth.

We need your help!

The PowerPanel team is working diligently to make the product offerings a success. Although actual performance did not meet forecasted modeling, great strides were made in 2023 and continue to be made in the first half of 2024 to make the organization successful, and projected to be profitable in the near term. Government incentives for renewable energy has been an important factor in bringing product to market, and will continue to do so. The sales team is working diligently to introduce and promote product to markets that demand it the most. Operationally, the team is poised and ready for higher sales volume.

Sincerely,

Rob Kornahrens

CEO - Visionary / Angel Investor

Garth Schultz

President

How did we do this year?

REPORT CARD

B-

☺ The Good

- We have worked through operational efficiencies, and are well-positioned for higher sales volume.
- The sales team has refined their strategy and has taken product to market with varying levels of success.
- Product refinement and manufacturing efficiencies developed.

☹ The Bad

- Limited response to the Gen2O portable from non-governmental organizations.
- Sales did not meet prior forecasting models.
- Inflation and other outside factors contributed to higher-than-expected operational expenses.

2023 At a Glance

January 1 to December 31


$$$$

$26,753 [63%]
Revenue



-$1,128,415
Net Loss


IOU!

$3,786,880 +14%
Short Term Debt



$1,424,709
Raised in 2023



$423,199
Cash on Hand

INCOME   BALANCE   NARRATIVE



Revenues
Profit
US$71,846
-US$744,092
US$26,753
-US$1,128,415
2022
2023

Net Margin: -4,218%   Gross Margin: -245%   Return on Assets: -94%   Earnings per Share: -$15.51   Revenue per Employee: $4,459

Cash to Assets: 35%   Revenue to Receivables: ~   Debt Ratio: 422%

04-FS_RG_2019_-_signed_4821-5138-0712_v.1.pdf

04-FS_RG_2020_signed_4848-0401-5848_v.1.pdf

RG_RESOURCE_TECHNOLOGIES__INC-04_FS_SIGNED__1_.pdf

12.31.23_RG_Resource_Technologies__Inc._-_Reviewed_Financials__Signed_.pdf

Signed_Financial_Statements___Notes.pdf

We ❤ Our 285 Investors

Thank You For Believing In Us

Bill Slade
Jeff Venegas
Peter F Cikalo
Hatem Rowaihy
Ron Mcintyre
Carol Lampe Heksem
Steven Warning
John M Kramp
Lee Tolen
Jeff Braisted
Robert Nordland
Todd Mines
Johnson Oluwatosin Oluwadele
Rebecca Thistlethwaite
Vladimir Calugaru
Marc Morris

Hilary E Wons
Orren Ralph Finley III
John Pereira
Timothy Dick
Princess Bola Ajibola
Dan Love
Jonathan Marion
Benny M Koontz
Joshua Cantrell
Heidi Pierce
Ken Mora
Benjamin Melançon
Omar Shamsaldeen
Paul Aho
Brad Maikranz
Chris Butterfield

Sherry Hubbard
Tarwin Stroh-Spijer
Andre Harrell
Jerrylee Reynolds
Luis M Ramirez-Ronda
Carlos Alvarez
Derrik Oates
Casey Roberson Shaver
Jonathan Sheer Pullen
Tina Mitchell
Christopher Grundy
Robbi Lockhart
Tom Hall
Andrew Kriss
Jason Adams
Carl Butler

Sean Colley
Kathleen JUNGCK
Hilary Wons
Joey Straughter
Jeff Hunter
Richard Roederer
Allison Kitchen
Dominick Savillo
Bharat Patel
Chi Zeng
Chad Fishell
Darrell Wild
Roderick Herron
I U
Eduardo Valle
Jerry Spielman

Kenneth Stewart, D.O.
Ricardo Stieglitz
Shane FELTS
Mark Bruckner
Chris Chancey
Robert Erich
Victor Bhattacharjee
David Macario
Brandon Beem
Grieg Murry
Las Brown
Jerry Weaver
Bill Robinson
Linda Fraser
Joseph Caveness
Jerry Lemons

Javier I Rodriguez
Devin D. Thorpe
Eric Newton
Jeffrey Allen Owens
Bradley Don Britton
Paul Levesque
Jim Kitchen
Thomas Griffith
Alireza Khadem-Ghaeini
David A. Gilbert
Charles Lynn Stiles
Tyrone Arrington
Brian Harrison
Khuzema A. Savai
Ekjot Singh
Daniel Ginter

Christopher Blake Helm
Ken Stainless
Catherine Muth
Timothy S Pagano
Julie Covert
Khris Persaud
Christopher Adam Abston
Nicholas Bode
Jerome A Lindsay
Jeffrey M GRANGER
Enock Charlotin
Antonio San Martin
Robert Nesterowich
David Butler
Alshaghab, Mahmoud Mohamme...
Amit Bansal
Jesse Spears
Joao Esteves Gemal
Mary Sandlin
Shawn D Kajiyama
Brett Aldrich
Dylan Berberich
Timothy Stumpff
Emily Strong
Lawrence Chong
Tyrell Wade

Armando R. Venegas
William King
Karen Ammar
Michael Lee
Joseph E. Boucher
Will Craig
Curt Gunderson
Jan Czubiak
Jose Corleto
Stan Lauseng
Edward Kelly Medlock
Timothy C Taylor
Gary Alan Counts
Jonathan Parry
John Melton
Dave Davis
William Becker
Jason Goyt
Joseph F Vittek
Colleen Ryan
Tommy L Pierson
Marvin Hamilton
Blake Shetler
Daven Mehta
Matteo Arpini
William Pentler

Felix Vayssieres
Heath Gordon
James Harrison
Ken Dowling
James Vowell
Mark Elam
Charles Reinwald
Joe Arnold
Christine Bure
Johannes Van Galen
Fred Veltman
Natesa Richardson
Norris Campbell
Dana Houck
Brian Drummond
Jacobus Van Eeden
Paul Lee
Herbert A Venzen
Bill Smith
James Guasch
Robert G Frykberg
Erling E Jacobsen Jr
Ankur Patel
Nathanial Johnson
Dave Hoppe

William Butler
James Warner
Joseph D Seta
Michael Johanson
Khanh Nguyen
Cristian Dan Pirnog
Lisa Quinn-Berger
James Raney
Kurt Laestander
Scott Churchman
Luis A Munoz MERCADO
Bruce Weber
W Kim Colich
Steven M Robinson
Robert Evans
Samuel Cameron
Javier Vega
Alan Andress
Joshua Woodall
Gloria Burgett
Lisa E Papp
Danny Lee
Alberto Burgos
Ali Alparslan PINAR
Angelo Ingaharro

Lucas Lee
Kim Campanile
Brian Moore
Kris Jackson
Arthur J Gajarsa
Yogendre Kumar Patel
Paul Isenbarger
Marilyn Monter
William Hague
Mick Hall
Michele Stratton
Steven Jones
Don Blackhurst
Vinh Truong
Rutuja Gole
Joseph Stieha
Michael C Shaul
Kenneth George Skinner
Justin Blau
Linda Butler
Mike Price
Al Klug
Gerardo Martinez
Marino Santini
Jennifer Walker

Russell Dowe
Gene Fall
Bohdan Koshiw
David M Dornier
Tiki Nelson
Clarence Nathan
Michael Daugherty
Glenn Ephraim
Edmund T. Mudge, IV
Joseph Cuca
Kenneth Fox
Alan GREGORY
Dmitry Maranik
Matthew Kulhanek
Ben Gordon
Jason Rigby
Mark Bradshaw
Brett Beuch
Lynn Pyle
Phyllis Hamm
Thomas A McDonough
John Defrancisco
Jason Enfield
Danny Johnson
Liam Owen

Thank You!

From the PowerPanel Team



Rob Kornahrens

CEO - Visionary / Angel Investor

Rob is Founder, President & CEO of Advanced Roofing, Inc, one of the top 10 Commercial Roofing Contractors in the US. Rob founded Advanced Green Technologies...



Garth Schultz

COO - Founder / Inventor

Garth has over 25 years of experience in design, development, and manufacturing of proprietary intellectual properties to the solar, OEM Automotive (including CNG...

Details

The Board of Directors

Director	Occupation	Joined
Rob Kornahrens	President and CEO @ Advanced Roofing, Inc.	2016
Garth Schultz	President @ RG Resource Technologies, Inc.	2016

Officers

Officer	Title	Joined
Rob Kornahrens	CEO Treasurer	2016

Garth Schultz	President Secretary	2016

Voting Power

Holder	Securities Held	Voting Power
Rob Kornahrens	52,500 Class B Common Stock	75.0%
Garth Schultz	17,500 Class B Common Stock	25.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
11/2007	$25,000		Section 4(a)(2)
09/2010	$715,745		Other
11/2011	$1,150,271		Other
12/2019	$6,475,500		Other
04/2020	$64,906		Other
12/2021	$580,000		Section 4(a)(2)
12/2022	$847,140		Section 4(a)(2)
01/2023	$242,569		4(a)(6)
12/2023	$335,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
11/16/2007	$25,000	6.0%	0.0%	$25,000	11/15/2011

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
State of Michigan	09/17/2010	$715,745	$715,745	10.0%	12/31/2026	
JSP Realty LLC and JSP International LLC	11/01/2011	$1,150,271	$1,150,271	0.0%	06/15/2030	Yes
Rob Kornahrens	12/31/2019	$6,475,500	$0	0.0%		Yes
SBA	04/27/2020	$64,906	$0	1.0%	01/19/2026	Yes
Rob Kornahrens	12/31/2021	$580,000	$580,000	1.6%		Yes
	12/31/2022	$847,140		%		
	12/31/2023	$335,000		%		

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common Stock	70,000	70,000	Yes
Class A Common Stock	2,767	2,767	Yes
Class C Common Stock			No

Warrants:	0
Options:	0

Form C Risks:

We have a limited operating history, which may make it difficult to evaluate our business and prospects. The Company is a developmental stage entity with a limited operating history. The Company only has limited cash as of the date of commencement of this Offering. The revenue and income potential of the Company's business and market are promising but unproven. The Company's limited operating history makes an evaluation of the Company and its prospects difficult and highly speculative. There can be no assurances that: (a) the Company will continue to develop solar products on a timely and cost effective basis; (b) the Company will be able to generate any increase in revenues; (c) the Company will have adequate financing or resources to continue development, manufacture, marketing and sales of its solar panel products; (d) the Company will earn a profit on sales of its solar panel products that are made; (e) the Company can raise sufficient capital to support operations by attaining profitability; or (f) the Company can satisfy future liabilities.

We may be unable to attract and retain qualified employees or key personnel.
Our success depends in material part upon the continued service of the current employees of the Company. We do not presently maintain any key man life insurance policies. The loss of the services of Rob Kornahrens or Garth Schultz could have a material adverse effect on the Company. Although Messrs. Kornahrens and Schultz are the founders and sole owners of the Company prior to this Offering, neither executive has an employment agreement

with the Company. Further, the Company's ability to carry out its business objectives depends, in part, upon its ability to hire and retain skilled executive, development and managerial personnel. The market for qualified individuals has historically been, and we expect that it will continue to be, intensely competitive. If we are unable to attract and retain key personnel and third party contractors, this could adversely affect the Company's business, financial condition, and operating results.

What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?
The issuance of additional equity will dilute the ownership of the Company investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities so that the above risk is mitigated, and there are fewer Shares outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market value of our shares would decline. A sale of our Company or of the assets of our Company may result in an entire loss of your investment. We cannot predict the market value of our Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.
Protection of our proprietary processes, methods, and other technology is critical to our business. Failure to protect and monitor the use of our existing intellectual property rights could result in the loss of valuable technologies. We rely primarily on patents, trademarks, trade secrets, copyrights, and contractual restrictions to protect our intellectual property. We file patent applications to protect certain inventions arising from our R&D and are currently pursuing such patent applications in various countries in accordance with our strategy for intellectual property in that jurisdiction. Our existing patents and future patents could be challenged, invalidated, circumvented, or rendered unenforceable. Our pending patent applications may not result in issued patents, or if patents are issued to us, such patents may not be sufficient to provide meaningful protection against competitors or against competitive technologies.
We also rely on unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. Although we generally enter into confidentiality agreements with our associates and third parties to protect our intellectual property, such confidentiality agreements are limited in duration and could be breached and may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets and manufacturing expertise. In addition, others may obtain knowledge of our trade secrets through independent development or legal means. The failure of our patents or confidentiality agreements to protect our processes, equipment, technology, trade secrets, and proprietary manufacturing expertise, methods, and compounds could have a material adverse effect on our business. In addition, effective patent, trademark, copyright, and trade secret protection may be unavailable or limited in some foreign countries, especially any developing countries into which we may expand our operations. In some countries, we have not applied for patent, trademark, or copyright protection.
Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition, and operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Additionally, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. We cannot ensure that the outcome of such potential litigation will be in our favor, and such litigation may be costly and may divert management attention and other resources away from our business. An adverse determination in any such litigation may impair our intellectual property rights and may harm our business, prospects, and reputation. In addition, we have no insurance coverage against such litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties.
The laws of foreign countries in which the Company may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Adverse determinations in a judicial or administrative proceeding could prevent us from offering or providing products or services or prevent us from stopping others from offering or providing competing products, and thereby have a material adverse effect on the Company's business, financial condition, and results of operations.

Our products, services or processes could be subject to claims of infringement of the intellectual property of others, which, if determined adversely to us, could cause us to pay significant damage awards or prohibit us from the manufacture and sale of our solar modules or the use of our technology.
Our competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit, or otherwise interfere with the Company's ability to make, use or sell its products or services. The validity and scope of claims relating to PV solar technology patents involve complex scientific, legal, and factual considerations and analysis and, therefore, may be highly uncertain. Claims that our products, services, business methods, or processes infringe upon the proprietary rights of others often are not

our products, services, business methods, or processes infringe upon the proprietary rights of others often are not asserted until after commencement of commercial sales of a product.
Significant litigation regarding intellectual property rights exists in the Company's industry. Third parties may make claims of infringement against the Company in connection with the use of its technology. Any claims, even those without merit, could.
We cannot be certain of the outcome of any litigation. Any royalty or licensing agreement, if required, may not be available to the Company on acceptable terms or at all. Our failure to obtain the necessary licenses or other rights could prevent the development, or distribution of the Company's technology and, therefore, could have a material adverse effect on the Company's business.
A successful claim of infringement against us in connection with the use of the Company's technology could adversely affect our business.

If PV solar and related technologies are not suitable for continued adoption at economically attractive rates of return or if sufficient additional demand for solar modules, related technologies, and systems does not develop or takes longer to develop than we anticipate, our net sales and profit may flatten or decline, and we may be unable to sustain profitability.
In comparison to traditional forms of energy generation, the solar energy market continues to be at a relatively early stage of development. If utility-scale PV solar technology proves unsuitable for continued adoption at economically attractive rates of return or if additional demand for solar modules and systems fails to develop sufficiently or takes longer to develop than we anticipate, we may be unable to grow our business or generate sufficient net sales to sustain profitability. In addition, demand for solar modules, related technologies, and systems in our targeted markets may develop to a lesser extent than we anticipate. Many factors may affect the viability of continued adoption of utility-scale PV solar technology in our targeted markets, as well as the demand for solar modules and systems generally, including the following:
- cost-effectiveness of the electricity generated by PV solar power systems compared to conventional energy sources, such as natural gas (which fuel source may be subject to significant price fluctuations from time to time), and other renewable energy sources, such as wind, geothermal, and hydroelectric;
- changes in tax, trade remedies, and other public policy, as well as changes in economic, market, and other conditions that affect the price of, and demand for, conventional energy resources, non-solar renewable energy resources (e.g., wind and hydroelectric), and energy efficiency programs and products, including increases or decreases in the prices of natural gas, coal, oil, and other fossil fuels and in the prices of competing renewable resources;
- the extent of competition, barriers to entry, and overall conditions and timing related to the development of solar in new and emerging market segments such as commercial and industrial customers, community solar, community choice aggregators, and other customer segments;
- availability, substance, and magnitude of support programs including federal, state, and local government subsidies, incentives, targets, and renewable portfolio standards, among other policies and programs, to accelerate the development of the solar industry;
- performance, reliability, and availability of energy generated by PV solar power systems compared to conventional and other non-solar renewable energy sources and products, particularly conventional energy generation capable of providing 24-hour, non-intermittent baseload power;
- the development, functionality, scale, cost, and timing of energy storage solutions; and changes in the amount and priorities of capital expenditures by end users of solar modules and systems (e.g., utilities), which capital expenditures tend to decrease when the economy slows or when interest rates increase, thereby resulting in redirection away from solar generation to development of competing forms of electric generation and to distribution (e.g., smart grid), transmission, and energy efficiency measures.

Problems with product quality or performance may cause us to incur significant and/or unexpected contractual damages and/or warranty and related expenses, damage our market reputation, and prevent us from maintaining or increasing our market share.
We perform a variety of module quality and life tests under different conditions upon which we base our assessments of future module performance over the duration of the warranty. However, if our solar modules perform below expectations, we could experience significant warranty and related expenses, damage to our market reputation, and erosion of our market share. With respect to our modules, we provide a limited warranty covering defects in materials and workmanship under normal use and service conditions for approximately 10 years. We also typically warrant that modules installed in accordance with agreed-upon specifications will produce at least 98% of their labeled power output rating during the first year, with the warranty coverage reducing by 0.5% every year thereafter throughout the approximate 25-year limited power output warranty period. As an alternative form of our standard limited module power output warranty, we also offer an aggregated or system-level limited module performance warranty. As a result of these warranty programs, we bear the risk of product warranty claims long after we have sold our solar modules and recognized net sales.
If any of the assumptions used in estimating our module warranties prove incorrect, we could be required to accrue additional expenses, which could adversely impact our financial position, operating results, and cash flows. Although we have taken precautions to avoid a manufacturing excursion from occurring, any manufacturing excursions, including any commitments made by us to take remediation actions in respect of affected modules beyond the stated remedies in our warranties, could adversely impact our reputation, financial position, operating results, and cash flows.
Although our module performance warranties extend for 25 years, our oldest solar modules manufactured during the qualification of our pilot production line have only been in use since 2017. Accordingly, our warranties are based on a variety of quality and life tests that enable predictions of durability and future performance. These predictions, however, could prove to be materially different from the actual performance during the warranty period, causing us to incur substantial expense to repair or replace defective solar modules or provide financial remuneration in the future. For example, our solar modules could suffer various failure modes, including breakage, delamination, corrosion, or performance degradation in excess of expectations, and our manufacturing operations or supply chain could be subject to materials or process variations that could cause affected modules to fail or underperform

compared to our expectations. These risks could be amplified as we implement design and process changes in connection with our efforts to improve our products and accelerate module wattage as part of our long-term strategic plan. In addition, if we increase the number of installations in extreme climates, we may experience increased failure rates due to deployment into such field conditions. Any widespread product failures may damage our market reputation, cause our net sales to decline, require us to repair or replace the defective modules or provide financial remuneration, and result in us taking voluntary remedial measures beyond those required by our standard warranty terms to enhance customer satisfaction, which could have a material adverse effect on our operating results.

For solar power systems constructed for customers, we typically provide limited warranties for defects in engineering design, installation, and BoS part workmanship for a period of one to two years following the substantial completion of a system or a block within the system. In resolving claims under such BoS warranties, we have the option of remedying the defect through repair or replacement. As with our modules, these warranties are based on a variety of quality and life tests that enable predictions of durability and future performance. Any failures in BoS equipment or system construction beyond our expectations may also adversely impact our reputation, financial position, operating results, and cash flows.

In addition, our contracts with customers include provisions with particular product specifications, minimum wattage requirements, and specified delivery schedules. These contracts may be terminated, or we may incur significant liquidated damages or other damages, if we fail to perform our contractual obligations. In addition, our costs to perform under these contracts may exceed our estimates, which could adversely impact our profitability. Any failures to comply with our contracts for the sale of our modules could adversely impact our reputation, financial position, operating results, and cash flows.

We face intense competition from manufacturers of crystalline silicon solar modules; if global supply exceeds global demand, it could lead to a further reduction in the average selling price for PV solar modules, which could reduce our net sales and adversely affect our results of operations.

The solar and renewable energy industries are highly competitive and are continually evolving as participants strive to distinguish themselves within their markets and compete with the larger electric power industry. Within the global PV solar industry, we face intense competition from crystalline silicon solar module manufacturers. Existing or future solar module manufacturers might be acquired by larger companies with significant capital resources, thereby further intensifying competition with us. In addition, the introduction of a low cost disruptive technology could adversely affect our ability to compete, which could reduce our net sales and adversely affect our results of operations.

Even if demand for solar modules continues to grow, the rapid manufacturing capacity expansion undertaken by many module manufacturers, particularly manufacturers of crystalline silicon cells and modules, has created and may continue to cause periods of structural imbalance in which supply exceeds demand. See the Risk Factor entitled "Competition in solar markets globally and across the solar value chain is intense, and could remain that way for an extended period of time. An increased global supply of PV modules has caused and may continue to cause structural imbalances in which global PV module supply exceeds demand, which could have a material adverse effect on our business, financial condition, and results of operations," for additional information. In addition, we believe any significant decrease in the cost of silicon feedstock or polysilicon would reduce the manufacturing cost of crystalline silicon modules and lead to further pricing pressure for solar modules and potentially an oversupply of solar modules. We also believe many crystalline silicon cell and wafer manufacturers have substantially transitioned from lower efficiency back surface field ("BSF") multi-crystalline cells (the legacy technology against which we have generally competed in our markets) to higher efficiency PERC mono-crystalline cells at competitive cost structures. As a result, we expect that in the near future, our primary competition will be mono-crystalline PERC based modules with higher conversion efficiencies. Additionally, while conventional solar modules, including the solar modules we produce, are monofacial, meaning their ability to produce energy is a function of direct and diffuse irradiance on their front side, certain manufacturers of mono-crystalline PERC solar modules are promoting bifacial modules that also capture diffuse irradiance on the back side of a module. Such technology can improve the overall energy production of a module relative to nameplate front-side efficiency when applied in certain applications and Balance of System ("BoS") configurations, which could potentially lower the overall levelized cost of electricity ("LCOE"), meaning the net present value of a system's total life cycle costs divided by the quantity of energy that is expected to be produced over the system's life, of a system when compared to systems using conventional solar modules, including the modules we produce. Additionally, we believe that our competitors are evaluating the possibility of transitioning from p-type to n-type mono-crystalline wafers and cells. If successful, such transition would further increase the efficiency and energy yield of their product. Finally, many of our competitors are promoting modules with larger overall area based on the use of larger silicon wafers. While the transition to such larger wafers would increase nameplate wattage, we believe the associated production cost would not improve significantly.

During any such period, our competitors could decide to reduce their sales prices in response to competition, even below their manufacturing costs, in order to generate sales, and may do so for a sustained period. Other competitors may have direct or indirect access to sovereign capital, which could enable such competitors to operate at minimal or negative operating margins for sustained periods of time. As a result, we may be unable to sell our solar modules or systems at attractive prices, or for a profit, during any period of excess supply of solar modules, which would reduce our net sales and adversely affect our results of operations. Additionally, we may decide to lower our average selling prices to certain customers in certain markets in response to competition, which could also reduce our net sales and adversely affect our results of operations.

Risks Related to our Operations, Manufacturing, and Technology

Our future success depends on our ability to effectively balance manufacturing production with market demand, decrease our manufacturing cost per watt.

Our future success depends on our ability to effectively balance manufacturing production with market demand, decrease our manufacturing cost per watt, and increase our manufacturing capacity through outsourcing in a cost-effective and efficient manner. If we cannot do so, we may be unable to decrease our manufacturing cost per watt, maintain our competitive position, sustain profitability, expand our business, or create long-term shareholder value.

Our ability to decrease our manufacturing cost per watt, expand production capacity, or convert existing production facilities to support new product lines is subject to significant risks and uncertainties, including the following:
- failure to reduce manufacturing material, labor, or overhead costs;
- an inability to increase production throughput or the average power output per module;
- delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as our inability to secure successful contracts with equipment vendors;
- our custom-built equipment taking longer and costing more to manufacture than expected and not operating as designed;
- delays or denial of required approvals by relevant government authorities;
- an inability to hire qualified staff;
- failure to execute our expansion or conversion plans effectively;
- difficulty in balancing market demand and manufacturing production in an efficient and timely manner, potentially causing our manufacturing capacity to be constrained in some future periods or over-supplied in others; and
- incurring asset write-downs, write-offs, and other charges and costs, which may be significant, during those periods in which we idle, slow down, shut down, convert, or otherwise adjust our manufacturing capacity.

Our international operations subject us to a number of risks, including unfavorable political, regulatory, labor, and tax conditions in the United States and/or foreign countries.
We have development, construction, sales, and marketing operations both within and outside the United States and expect to continue to expand our operations worldwide. As a result, we are subject to the legal, political, social, tax, and regulatory requirements and economic conditions of many jurisdictions.
Risks inherent to international operations include, but are not limited to, the following:
•difficulty in enforcing agreements in foreign legal systems;
•difficulty in forming appropriate legal entities to conduct business in foreign countries and the associated costs of forming and maintaining those legal entities;
•varying degrees of protection afforded to foreign investments in the countries in which we operate and irregular interpretations and enforcement of laws and regulations in such jurisdictions;
•foreign countries may impose additional income and withholding taxes or otherwise tax our foreign operations, impose tariffs, or adopt other restrictions on foreign trade and investment, including currency exchange controls;
•fluctuations in exchange rates may affect demand for our products and services and may adversely affect our profitability and cash flows in U.S. dollars to the extent that our net sales or our costs are denominated in a foreign currency and the cost associated with hedging the U.S. dollar equivalent of such exposures is prohibitive; the longer the duration of such foreign currency exposure, the greater the risk;
•anti-corruption compliance issues, including the costs related to the mitigation of such risk;
•risk of nationalization or other expropriation of private enterprises;
•changes in general economic and political conditions in the countries in which we operate, including changes in government incentive provisions;
•unexpected adverse changes in U.S. or foreign laws or regulatory requirements, including those with respect to environmental protection, import or export duties, and quotas;
•opaque approval processes in which the lack of transparency may cause delays and increase the uncertainty of project approvals;
•difficulty in staffing and managing widespread operations;
•difficulty in repatriating earnings;
•difficulty in negotiating a successful collective bargaining agreement in applicable foreign jurisdictions;
•trade barriers such as export requirements, tariffs, taxes, local content requirements, anti-dumping regulations and requirements, and other restrictions and expenses, which could increase the effective price of our solar modules and make us less competitive in some countries; and
•difficulty of, and costs relating to, compliance with the different commercial and legal requirements of the overseas countries in which we offer and sell our solar modules.
Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social, and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business.

Risks Related to Regulations
Existing regulations and policies, changes thereto, and new regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar products or systems, which may significantly reduce demand for our modules, systems, or services.
The market for electricity generation products is heavily influenced by federal, state, local, and foreign government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies have been modified in the past and may be modified again in the future. These regulations and policies could deter end-user purchases of PV solar products or systems and investment in the R&D of PV solar technology. For example, without a mandated regulatory exception for PV solar power systems, system owners are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. To the extent these interconnection standby fees are applicable to PV solar power systems, it is likely that they would increase the cost of such systems, which could make the systems less desirable, thereby adversely affecting our business, financial condition, and results of operations. In addition, with respect to utilities that utilize a peak-hour pricing policy or time-of-use pricing methods whereby the price of electricity is adjusted based on electricity supply and demand, electricity generated by PV solar power systems currently benefits from competing primarily with expensive peak-hour electricity, rather than the less expensive average price of electricity. Modifications to the peak-hour pricing policies of utilities, such as to a flat rate for all times of the day, would require PV solar power systems to have lower prices in order to compete with the price of electricity from other sources, which could adversely impact our operating results.
Our modules, systems, and services are often subject to oversight and regulation in accordance with national and

Our modules, systems, and services are often subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering, and other matters, and tracking the requirements of individual jurisdictions is complex. Any new government regulations or utility policies pertaining to our modules, systems, or services may result in significant additional expenses to us or our customers and, as a result, could cause a significant reduction in demand for our modules, systems, or services. In addition, any regulatory compliance failure could result in significant management distraction, unplanned costs, and/or reputational damage.

We intend to provide indemnification to the Company's Directors and Officers.
We intend to indemnify the Company's Directors and Officers to the fullest extent permissible under the law. Under most circumstances, the Company's Directors and Officers, if any, may not be held liable to the Company or its equity owners for errors in judgment or other acts or omissions in the conduct of the Company's business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

We may need to raise additional capital to support our operations.
We may need to procure additional financing over time, the amount and timing of which will depend on a number of factors, including the pace of expansion of the Company's opportunities and customer base, the scope of product development to be undertaken by the Company, the need to respond to customer needs for improvement of product offerings, the services offered and development efforts, the cash flow generated by its operations, the extent of losses, if any with respect to matters identified as risk factors herein and the extent of other unanticipated areas or amounts of expenditure. We cannot fully predict the extent to which the Company will require additional financing. There can be no assurance regarding the availability or terms of additional financing the Company may be able to procure over time. New investors may require that any future debt financing or issuance of preferred equity by the Company could be senior to the rights of the holders of the Shares, and any future issuance of equity could result in the dilution of the then existing Shares and proportionate ownership in the Company.

Our failure to further refine our technology, reduce module manufacturing and BoS costs, and develop and introduce improved products could render our solar modules or systems uncompetitive and reduce our net sales, profitability, and/or market share.
We need to continue to invest financial resources in R&D to continue to improve our module conversion efficiencies, lower the LCOE of our solar power systems, and otherwise keep pace with technological advances in the solar industry. However, R&D activities are inherently uncertain, and we could encounter practical difficulties in commercializing our research results. We seek to continuously improve our products and processes and the resulting changes carry potential risks in the form of delays, performance, additional costs, or other unintended contingencies. In addition, our expenditures for R&D may not produce corresponding benefits. Other companies are developing a variety of competing PV technologies, including advanced multi-crystalline silicon cells, PERC or advanced p-type crystalline silicon cells, high-efficiency n-type crystalline silicon cells, bifacial solar modules, copper indium gallium diselenide thin films, amorphous silicon thin films, and new emerging technologies such as hybrid perovskites, which could produce solar modules or systems that prove more cost-effective or have better performance than our solar modules or systems.
In addition, other companies could potentially develop a highly reliable renewable energy system that mitigates the intermittent power generation drawback of many renewable energy systems, or offer other value-added improvements from the perspective of utilities and other system owners, in which case such companies could compete with us even if the LCOE associated with such new systems is higher than that of our systems. As a result, our solar modules or systems may be negatively differentiated or rendered obsolete by the technological advances of our competitors, which would reduce our net sales, profitability, and/or market share. In addition, we often forward price our products and services in anticipation of future cost reductions and technology improvements, and thus, an inability to further refine our technology and execute our module technology and cost reduction roadmaps could adversely affect our operating results.

The Disclosure Documents and other documents provided in connection with the Offering of Shares contain forward-looking statements.
The Disclosure Documents and other documents provided in connection with the Offering of Shares contain certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. When the Company uses the words "expect", "anticipate," "intend," "hope," "plan" and similar expressions, the Company is using forward-looking statements. You should be aware that forward-looking statements involve a high degree of risk and uncertainty. The Company has only a limited operating history. The Company's ability to implement its business objectives is based upon a number of assumptions, which include the assumption that the Company will not be subject in any material way to any of the risks discussed in these Risk Factors. That assumption may not be accurate.

We do not anticipate declaring or paying dividends on the Shares in the foreseeable future.
We currently intend to retain any future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying dividends on or with respect to our Shares in the foreseeable future. Any payment of distributions will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, capital requirements and such other factors as our Directors may deem relevant at that time. Therefore, you should not expect to receive distributions on or with respect to any Shares.

The materials of the Company contain pro forma financials and financial projections that involve significant uncertainty.
The materials of the Company contain pro forma financial information and financial projections that are forward-looking statements that involve significant risk and uncertainty. All materials or documents supplied by the Company, including any such pro forma financials or projections, should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in these Risk Factors and documents of the Company made available for review. The assumptions and facts upon which such pro forma financials and projections are based are subject to variations that may arise as future events actually occur and to a complex series of events, many of which are outside the Company's control. The projections included in Company documents are based on

of which are outside the Company's control. The projections included in Company documents are based on assumptions made by management of the Company about future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate projections and may differ significantly. Neither the Company nor the officers and directors nor any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the Shares.

There is no public market for the Shares, and you will have to hold your Shares indefinitely, subject only to a private sale that is exempt from registration to a qualified counterparty, or a sale of the business.
To purchase Shares, you must represent that you are acquiring the Shares for investment and not with a view to distribution or resale, that you understand the Shares are not readily transferable and, in any event, that you must bear the economic risk of an investment in the Shares for an indefinite period of time because they have not been registered under the Securities Act or certain applicable state "Blue Sky" or securities laws, and that the Shares cannot be sold unless they are subsequently registered or an exemption from such registration is available, you must have held the Shares for at least one year from the date of their purchase from the Company, and your transaction must otherwise be in compliance with all laws and regulations that may be applicable. Currently, there is no public or other trading market for the Shares, and there can be no assurance that the Company will be operational and available to facilitate a private sale of your Shares and/or that any other market will develop. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so.

Private Offering And Liquidity Risks
The purchase price of the Shares in this Offering has been arbitrarily determined and may not reflect their actual value.
The purchase price of the Shares has been arbitrarily determined by the Company and is not the result of arm's-length negotiations. It has been determined primarily by the Company's perceived working capital needs and bears no relationship to any established criteria of value. The value of the Company is currently less than the Offering price for the Shares, and is expected to be less than the current value even after completion of the Offering. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared. No assurance is, or can be, given that the Shares could be sold for the Offering price or for any amount at all. Investment in the Shares is speculative and involves a high degree of risk. There is no public market for the Shares.

Environmental obligations and liabilities could have a substantial negative impact on our business, financial condition, and results of operations.
Our operations involve the use, handling, generation, processing, storage, transportation, and disposal of hazardous materials and are subject to extensive environmental laws and regulations at the national, state, local, and international levels. These environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management, and disposal of hazardous materials and wastes, the cleanup of contaminated sites, and occupational health and safety. As we expand our business into foreign jurisdictions worldwide, our environmental compliance burden may continue to increase both in terms of magnitude and complexity. We have incurred and may continue to incur significant costs in complying with these laws and regulations. In addition, violations of, or liabilities under, environmental laws or permits may result in restrictions being imposed on our operating activities or in our being subject to substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs. Such solutions could also result in substantial delay or termination of projects under construction within our systems business, which could adversely impact our results of operations. While we believe we are currently in substantial compliance with applicable environmental requirements, future developments such as more aggressive enforcement policies, the implementation of new, more stringent laws and regulations, or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition, and results of operations.

We could be adversely affected by any violations of the Foreign Corrupt Practices Act ("FCPA") and other foreign anti-bribery laws.
The FCPA generally prohibits companies and their intermediaries from making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities, and others (e.g., the FCPA and the U.K. Bribery Act) extend their application to activities outside their country of origin. Our policies mandate compliance with all applicable anti-bribery laws. We currently operate in, and may further expand into, key parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our operations in certain jurisdictions require substantial government contact, either directly by us or through intermediaries over whom we have less direct control, such as subcontractors, agents, and partners (such as joint venture partners), where norms can differ from U.S. standards. Although we have implemented policies, procedures, and, in certain cases, contractual arrangements designed to facilitate compliance with these anti-bribery laws, our officers, directors, associates, subcontractors, agents, and partners may take actions in violation of our policies, procedures, contractual arrangements, and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us and such persons to criminal and/or civil penalties or other sanctions potentially by government prosecutors from more than one country, which could have a material adverse effect on our business, financial condition, cash flows, and reputation.

Several of our key raw materials and components are either single-sourced or sourced from a limited number of suppliers, and their failure to perform could cause manufacturing delays and impair our ability to deliver solar modules to customers in the required quality and quantities and at a price that is profitable to us.
Our failure to obtain raw materials and components that meet our quality, quantity, and cost requirements in a timely manner could interrupt or impair our ability to manufacture our solar modules or increase our manufacturing costs. Several of our key raw materials and components are either single-sourced or sourced from a limited number of

suppliers. As a result, the failure of any of our suppliers to perform could disrupt our supply chain and adversely impact our operations. In addition, some of our suppliers are smaller companies that may be unable to supply our increasing demand for raw materials and components as we expand our business. We may be unable to identify new suppliers or qualify their products for use on our production lines in a timely manner and on commercially reasonable terms. A constraint on our production may result in our inability to meet our capacity plans and/or our obligations under our customer contracts, which would have an adverse impact on our business. Additionally, reductions in our production volume may put pressure on suppliers, resulting in increased material and component costs.

Issues with the Company's manufacturing process could cause one or both functionalities of the Company's solar panels to not function.

The Company's solar panels provide two separate functions, photovoltaic functions performed by solar panels plus thermal energy functions, together referred to as "PVT" (photovoltaic + thermal energy production. PVT combines the generation of electricity and heated water within close proximity of each other. Although the generation path of each of these energy streams are separated by design and construction, there is a risk that the two could co-mingle due to manufacturing process failure or material failure, thereby rendering one or the other generation mechanisms inoperative.

Some of our manufacturing equipment is customized and sole sourced. If our manufacturing equipment fails or if our equipment suppliers fail to perform under their contracts, we could experience production disruptions and be unable to satisfy our contractual requirements.

Some of our manufacturing equipment, including manufacturing equipment related to the production of our PVT modules, is customized to our production lines based on designs or specifications that we provide to equipment manufacturers, which then undertake a specialized process to manufacture the custom equipment. As a result, the equipment is not readily available from multiple vendors and would be difficult to repair or replace if it were to become delayed, damaged, or stop working. If any piece of equipment fails, production along the entire production line could be interrupted. In addition, the failure of our equipment manufacturers to supply equipment in a timely manner or on commercially reasonable terms could delay our expansion or conversion plans, otherwise disrupt our production schedule, and/or increase our manufacturing costs, all of which would adversely impact our operating results.

An increase in interest rates or tightening of the supply of capital in the global financial markets (including a reduction in total tax equity availability) could make it difficult for customers to finance the cost of a PV solar power system and could reduce the demand for our modules or systems and/or lead to a reduction in the average selling price for such offerings.

Many of our customers and our systems business depend on debt and/or equity financing to fund the initial capital expenditure required to develop, build, and/or purchase a PV solar power system. As a result, an increase in interest rates, or a reduction in the supply of project debt financing or tax equity investments, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers or our systems business to secure the financing necessary to develop, build, purchase, or install a PV solar power system on favorable terms, or at all, and thus lower demand for our solar modules, which could limit our growth or reduce our net sales. See the Risk Factor entitled "The reduction, elimination, or expiration of government subsidies, economic incentives, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or other adverse public policies, such as tariffs or other trade remedies imposed on solar cells and modules, could negatively impact demand and/or price levels for our solar modules and systems and limit our growth or lead to a reduction in our net sales, thereby adversely impacting our operating results" for additional information. In addition, we believe that a significant percentage of our customers install systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor's return on investment in a system, increase equity return requirements, or make alternative investments more attractive relative to PV solar power systems and, in each case, could cause these customers to seek alternative investments.

We may be unable to profitably provide new solar offerings or achieve sufficient market penetration with such offerings.

We may expand our portfolio of offerings to include solutions that build upon our core competencies but for which we have not had significant historical experience, including variations in our traditional product offerings or other offerings related to commercial and industrial customers and community solar. We cannot be certain that we will be able to ascertain and allocate the appropriate financial and human resources necessary to grow these business areas. We could invest capital into growing these businesses but fail to address market or customer needs or otherwise not experience a satisfactory level of financial return. Also, in expanding into these areas, we may be competing against companies that previously have not been significant competitors, such as companies that currently have substantially more experience than we do in the residential, commercial and industrial, or other targeted offerings. If we are unable to achieve growth in these areas, our overall growth and financial performance may be limited relative to our competitors and our operating results could be adversely impacted.

Current market conditions and recessionary pressures in one or more of our markets could impact our ability to grow the Company's business.

In the United States and globally, market and economic conditions have improved recently from the lowest point of the Coronavirus pandemic. The U.S. economy faces continued concerns about the systemic impacts of adverse economic conditions such as the ongoing Coronavirus pandemic, U.S. deficit, fluctuating energy costs, geopolitical issues, the availability and cost of credit, and an unstable real estate market. Foreign countries, in particular the Euro zone, are affected by similar systemic impacts.

Turbulence in the United States and international markets and economic conditions may adversely affect the Company's liquidity and financial condition, and the liquidity and financial condition of the Company's customers. If these market conditions occur, they may limit our ability to replace maturing liabilities and to access the capital markets to meet liquidity needs, which could have a material adverse effect on the Company's financial condition and results of operations.

Our largest stockholder has significant influence over us and his interests may conflict with or differ from interests of other minority stockholders.
Our largest stockholder Robert Kornahrens (the "Significant Stockholder") is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.
The Significant Stockholder owned approximately 75% of our outstanding super voting (10 votes per share) Class B Shares as of February 28, 2021. As the holder of a majority of the voting rights in the Company, the Significant Stockholder may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. As a result, the Significant Stockholder has control over all matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers, and the sale of all or substantially all of our assets. The interests of the Significant Stockholder could conflict with or differ from interests of other stockholders. For example, the concentration of ownership held by the Significant Stockholder could delay, defer, or prevent a change of control of our company, impede a merger, takeover, or other business combination, which other stockholders may view favorably or could cause the Company to issue additional equity to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new equity or the sale of debt, convertible debt or assets of the Company. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

We will be subject to the risk of litigation. We may be subject to litigation from time to time in the course of the Company's business operations. Litigation can be both expensive and time consuming. Any litigation at this stage of the Company's development could result in the demise of the Company or have a material adverse impact on the Company because of the costs involved. Even if we were in a position to afford to litigate a dispute, litigation, by its nature, is uncertain and should we experience an outcome adverse to the Company, whether through a settlement or an adverse verdict, this could have a material adverse impact upon the Company's operations or its overall fortunes. See "Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.." below.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Rob Kornahrens is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Risks Related to Federal Income Taxation. Overview. The federal income taxation of shareholders and corporations is highly complex. There can be no assurance that the present income tax treatment of an investment in the Company may not be modified by legislative, judicial or administrative action at any time to the detriment of the investors, and changes or developments in the tax law could have retroactive effects. Investors are also urged to consult with and rely upon their personal tax advisors in evaluating the tax aspects of an investment in the Company, including, but not limited to, the risks described above. Changes in tax provisions, the enactment of new tax legislation, or exposure to additional income tax liabilities could affect our profitability. We are subject to income taxes in the jurisdictions in which we operate. Additionally, longstanding international tax laws that determine each country's jurisdictional tax rights in cross-border international trade continue to evolve as a result of the base erosion and profit shifting reporting requirements recommended by the OECD. As these and other tax laws and regulations change, our business, financial condition, and results of operations could be adversely affected. We are subject to potential tax examinations in various jurisdictions, and taxing authorities may disagree with our interpretations of U.S. and foreign tax laws and may assess additional taxes. Therefore, the amounts ultimately paid upon resolution of such examinations could be materially different from the amounts previously included in our income tax provision, which could have a material impact on our results of operations and cash flows. In addition, our future effective tax rate could be adversely affected by changes to our operating structure, losses of tax holidays, changes in the jurisdictional mix of earnings among countries with tax holidays or differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the discovery of new information in the course of our tax return preparation process. Any changes in our effective tax rate may materially and adversely impact our results of operations. Circular 230 Required Disclosure Please note that Treasury Regulations require that we inform you that this summary was written to support the promotion or marketing of the transaction or matters addressed herein. This summary was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax law. In view of the complexity of the tax aspects of investing in any Shares of the Company, and particularly in view of the fact that the tax situation of each investor will not be the same, all prospective investors are strongly urged to consult their independent tax advisors with specific reference to their own tax situations prior to making an investment in the Shares of the Company.

The reduction, elimination, or expiration of government subsidies, economic incentives, tax incentives, renewable energy targets, and other support for on-grid solar electricity applications, or other adverse public policies, such as tariffs or other trade remedies imposed on solar cells and modules, could negatively impact demand and/or price levels for our solar modules and systems and limit our growth or lead to a reduction in our net sales, thereby adversely impacting our operating results. Established markets for PV solar development face uncertainties arising from policy, regulatory, and governmental constraints. While the expected potential of the markets we are targeting is significant, policy promulgation and market development are especially vulnerable to governmental inertia, political instability, the imposition of trade remedies and other trade barriers, geopolitical risk, fossil fuel subsidization, potentially stringent localization requirements, and limited available infrastructure.

Risks Related to Our Markets and Customers Competition in solar markets globally and across the solar value chain is

Risks Related to Our Markets and Customers Competition in solar markets globally and across the solar value chain is intense, and could remain that way for an extended period of time. An increased global supply of Photovoltaic (PV) modules has caused and may continue to cause structural imbalances in which global PV module supply exceeds demand, which could have a material adverse effect on our business, financial condition, and results of operations. In the aggregate, we believe manufacturers of solar cells and modules have significant installed production capacity, relative to global demand, and the ability for additional capacity expansion. We believe the solar industry may from time to time experience periods of structural imbalance between supply and demand (i.e., where production capacity exceeds global demand), and that such periods will continue to put pressure on pricing. During the past several years, industry average selling prices per watt have declined in many markets, at times significantly, both at the module and system levels, as competitors have reduced prices to sell inventories worldwide. There may be additional pressure on global demand and average selling prices in the future resulting from fluctuating demand in certain major solar markets, such as China. If our competitors reduce module pricing to levels near or below their manufacturing costs, or are able to operate at minimal or negative operating margins for sustained periods of time, or if demand for PV modules does not grow sufficiently to justify the current production supply, our business, financial condition, and results of operations could be adversely affected.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

RG Resource Technologies, Inc.

Michigan Corporation
Organized November 2016
6 employees
581 S. Coats Road
Oxford MI 48371 http://PowerPanel.com

Business Description

Refer to the PowerPanel profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PowerPanel is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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